                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 33)

                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)


                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                              STEVEN A. HOBBS, ESQ.
                            BONNIE A. BARSAMIAN, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000




                                December 20, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



                         (Continued on following pages)

CUSIP No. 422317 10 7                   13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            HEARST BROADCASTING, INC.

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS
                                       WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE

                        7.    SOLE VOTING POWER
   NUMBER OF
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                        8.    SHARED VOTING POWER
                                   62,077,347

                        9.    SOLE DISPOSITIVE POWER

                       10.    SHARED DISPOSITIVE POWER
                                   62,077,347

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   62,077,347

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     66.46%

14.      TYPE OF REPORTING PERSON
                                       CO

CUSIP No. 422317 10 7                   13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                              HEARST HOLDINGS, INC.
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS
                                       WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE

                        7.    SOLE VOTING POWER

   NUMBER OF
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                        8.    SHARED VOTING POWER
                                   62,077,347

                        9.    SOLE DISPOSITIVE POWER

                       10.    SHARED DISPOSITIVE POWER
                                   62,077,347

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   62,077,347

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     66.46%

14.      TYPE OF REPORTING PERSON
                                       CO

CUSIP No. 422317 10 7                   13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             THE HEARST CORPORATION

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS
                                       WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE

                        7.    SOLE VOTING POWER
   NUMBER OF
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                        8.   SHARED VOTING POWER
                                   62,077,347

                        9.    SOLE DISPOSITIVE POWER

                       10.    SHARED DISPOSITIVE POWER
                                   62,077,347

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   62,077,347

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     66.46%

14.      TYPE OF REPORTING PERSON
                                       CO

CUSIP No. 422317 10 7                   13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             THE HEARST FAMILY TRUST

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS
                                       WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CALIFORNIA

                        7.    SOLE VOTING POWER
   NUMBER OF
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                        8.    SHARED VOTING POWER
                                   62,077,347

                        9.    SOLE DISPOSITIVE POWER

                       10.    SHARED DISPOSITIVE POWER
                                   62,077,347

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   62,077,347

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     66.46%

14.      TYPE OF REPORTING PERSON
                             OO (Testamentary Trust)

                                  SCHEDULE 13D

         This Amendment No. 33, which relates to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5 was $40,000,000. Hearst Broadcasting used its working capital to make such purchases.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Hearst Broadcasting purchased the additional Securities reported in
Item 5 of this Statement in order to increase its equity interest in the Issuer.

         As reported in Item 6 of this Amendment No. 33, on December 20, 2001, the Issuer entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), with Hearst-Argyle Capital Trust ("Capital Trust"), a wholly-owned subsidiary of the Issuer, Hearst Broadcasting and certain other purchasers named therein. Pursuant to the Securities Purchase Agreement, Capital Trust issued and sold to Hearst Broadcasting an aggregate of 300,000 of its 7.5% Series A Convertible Preferred Securities due 2016 (the "Series A Preferred Securities") and an aggregate of 500,000 of its 7.5% Series B Convertible Preferred Securities due 2021 (the "Series B Preferred Securities," and, together with the Series A Preferred Securities, the "Preferred Securities"). The proceeds of the sale by the Capital Trust of the Preferred Securities were invested in $200,000,000 aggregate principal amount of 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series A, due 2016 (the "Series A Subordinated Debentures") and 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series B, due 2021 (the "Series B Subordinated Debentures," and, together with the Series A Subordinated Debentures, the " Subordinated Debentures ") of the Issuer. Each of the Series A Preferred Securities are convertible at the option of the holders thereof into shares of Series A Subordinated Debentures, on a share-for-share basis, and each of the Series B Preferred Securities are convertible at the option of the holders thereof into shares of Series B Subordinated Debentures, on a share-for-share basis. Each of the Subordinated Debentures are convertible at the option of the holders thereof into shares of Series A Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of December 20, 2001 the Reporting Persons owned 19,191,029 shares of Series A Common Stock of the Issuer, 41,298,648 shares of Series B Common Stock, 300,000 of the Series A Preferred Securities and 500,000 of the Series B Preferred Securities (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Each of the Series A Preferred Securities are convertible at the option of Hearst Broadcasting into shares of Series A Subordinated Debentures, on a share-for-share basis, and each of the Series B Preferred Securities are convertible at the option of Hearst Broadcasting into shares of Series B Subordinated Debentures, on a share-for-share basis. Thereafter, each of the Series A Subordinated Debentures received by Hearst Broadcasting are convertible at the option of Hearst Broadcasting into 601,539 shares of Series A Common Stock and each of the Series B Subordinated Debentures received by Hearst Broadcasting are convertible at the option of Hearst Broadcasting into 986,131 shares of Series A Common Stock; provided, however, that prior to obtaining the approval of the shareholders of the Issuer, Heart Broadcasting may only convert Subordinated Debentures for Series A Common Stock representing an aggregate of less than 1% of the outstanding capital stock of the Issuer as of December 20, 2001. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 62,077,347 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 66.46% of the combined shares of Series A Common Stock, Series B Common Stock and the Convertible Junior Subordinated Debentures outstanding of the Issuer, based on the number of outstanding shares as of the date hereof, provided to the Reporting Persons by the Issuer.

         (c) On December 20, 2001, pursuant to the Securities Purchase Agreement Hearst Broadcasting purchased 300,000 of the Series A Preferred Securities for $50.00 per share and 500,000 of the Series B Preferred Securities for $50.00 per share for an aggregate purchase price of $40,000,000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On December 20, 2001, the Issuer entered into a Securities Purchase Agreement, with Capital Trust, Hearst Broadcasting and certain other purchasers named therein. The Securities Purchase Agreement provides, among other things, that (i) Capital Trust issue and sell an aggregate of 4,000,000 of its 7.5% Convertible Preferred Securities, in two series, consisting of its 7.5% Series A Convertible Preferred Securities, due 2016, and of its 7.5% Series B Convertible Preferred Securities, due 2021, and (ii) the proceeds of the sale of Preferred Securities be invested in 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series A, due 2016, and 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series B, due 2021, of the Issuer.

         On December 20, 2001, the Issuer, Hearst Broadcasting and certain other parties named therein, entered into a Registration Rights Agreement, pursuant to which the Issuer granted Hearst Broadcasting and the other holders of the Preferred Securities certain rights to require the Issuer to register the Series A Common Stock issued upon conversion of the Preferred Securities and the Subordinated Debentures for resale with the U.S. Securities Exchange Commission.

                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2001



                                        HEARST BROADCASTING, INC.


                                        By: /s/ James M. Asher
                                            ---------------------------
                                            Name:  James M. Asher
                                            Title: Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2001



                                                     HEARST HOLDINGS, INC.


                                        By: /s/ James M. Asher
                                            -----------------------------
                                            Name:  James M. Asher
                                            Title: Senior Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2001



                                                     THE HEARST CORPORATION


                                        By: /s/ James M. Asher
                                            ------------------------------
                                            Name:  James M. Asher
                                            Title: Senior Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2001



                                                     THE HEARST FAMILY TRUST


                                        By: /s/ Mark F. Miller
                                            --------------------------
                                            Name:  Mark F. Miller
                                            Title: Trustee

                                   SCHEDULE I

                     INFORMATION REGARDING THE DIRECTORS AND
              EXECUTIVE OFFICERS OF HEARST, HEARST BROADCASTING AND
             HEARST HOLDINGS AND TRUSTEES OF THE HEARST FAMILY TRUST

         Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of Hearst, Hearst Broadcasting and Hearst Holdings. Unless otherwise indicated, each person identified below is employed by Hearst Communications, Inc., an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of Hearst's other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Broadcasting, Hearst Holdings and Hearst Communications, Inc. and, unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The principal business address of the Trust is 888 Seventh Avenue, New York, New York 10106. Trustees of the Trust are identified by an asterisk ("*"). Unless otherwise indicated, all persons identified below are United States citizens.

                                             Present Office/Principal
Name                                         Occupation or Employment
----                                         ------------------------
HEARST

George R. Hearst, Jr.*                       Chairman of the Board, Chairman of Executive Committee,
                                             Director

Frank A. Bennack, Jr.*                       President, Chief Executive Officer, Director

Victor F. Ganzi*                             Executive Vice President, Chief Operating Officer,
                                             Director

James M. Asher                               Senior Vice President, Chief Legal and Development Officer

David J. Barrett (1)                         Director; President and Chief Executive Officer: Hearst-Argyle
                                             Television, Inc.

Cathleen P. Black                            Senior Vice President, Director; President: Hearst Magazines Division,
                                             Hearst Communications, Inc.

Millicent H. Boudjakdji*                     Director

John G. Conomikes*                           Senior Vice President, Director

Richard E. Deems* (2)                        Director

Ronald J. Doerfler                           Senior Vice President, Chief Financial Officer, Treasurer

George J. Green                              Vice President; President: Hearst Magazines International Division,
                                             Hearst Communications, Inc.

Mark Hasson                                  Vice President-Finance

Austin Hearst (3)                            Director; Vice President: Hearst Entertainment Distribution Division,
                                             Hearst Entertainment, Inc.

John R. Hearst, Jr.*                         Director

Stephen T. Hearst (7)                        Director; Vice President: San Francisco Realties Division

William R. Hearst, III* (4)                  Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                             Vice President

George B. Irish                              Senior Vice President, Director; President: Hearst Newspapers
                                             Division, Hearst Communications, Inc.

Raymond E. Joslin                            Senior Vice President, Director; President: Hearst Entertainment and
                                             Syndication Group Administrative Division, Hearst Communications, Inc.

Jodie W. King                                Vice President, Secretary

Harvey L. Lipton* (2)                        Director

Richard P. Malloch                           Vice President; President: Hearst Business Media Group Administrative
                                             Division, Hearst Communications, Inc.

Terence G. Mansfield (5)(6)                  Director, Vice President; Managing Director: The National Magazine
                                             Company Limited

Gilbert C. Maurer* (2)                       Director

Mark F. Miller*                              Director, Vice President; Executive Vice President: Hearst Magazines
                                             Division, Hearst Communications, Inc.

Bruce L. Paisner                             Vice President; Executive Vice President: Hearst Entertainment and
                                             Syndication Group Administrative Division, Hearst Communications, Inc.

Raymond J. Petersen*                         Director; Executive Vice President: Hearst Magazines Division, Hearst
                                             Communications, Inc.

Virginia Hearst Randt*                       Director

Debra Shriver                                Vice President

Alfred C. Sikes                              Vice President; President: Hearst Interactive Media Division, Hearst
                                             Communications, Inc.

Jonathan E. Thackeray                        Vice President

HEARST BROADCASTING

John G. Conomikes*                           President, Director

James M. Asher                               Vice President

David J. Barrett (1)                         Vice President, Director; President and Chief Executive Officer:
                                             Hearst-Argyle Television, Inc.

Ronald J. Doerfler                           Vice President, Treasurer

Victor F. Ganzi*                             Vice President, Director

Jodie W. King                                Vice President, Secretary

Frank A. Bennack, Jr.*                       Director

George R. Hearst, Jr.*                       Director

William R. Hearst, III* (4)                  Director; Partner: Kleiner, Perkins, Caufield & Byers

Gilbert C. Maurer* (2)                       Director

Virginia Hearst Randt*                       Director

HEARST HOLDINGS

George R. Hearst, Jr.*                       Chairman of the Board, Chairman of Executive Committee,
                                             Director

Frank A. Bennack, Jr.*                       President, Chief Executive Officer, Director

Victor F. Ganzi*                             Executive Vice President, Chief Operating Officer,
                                             Director

James M. Asher                               Senior Vice President, Chief Legal and Development Officer

David J. Barrett (1)                         Director; President and Chief Executive Officer: Hearst-Argyle
                                             Television, Inc.

Cathleen P. Black                            Senior Vice President, Director; President: Hearst Magazines Division,
                                             Hearst Communications, Inc.

Millicent H. Boudjakdji*                     Director

John G. Conomikes*                           Senior Vice President, Director

Richard E. Deems* (2)                        Director

Ronald J. Doerfler                           Senior Vice President, Chief Financial Officer, Treasurer

George J. Green                              Vice President; President: Hearst Magazines International Division,
                                             Hearst Communications, Inc.

Mark Hasson                                  Vice President-Finance

Austin Hearst (3)                            Director; Vice President: Hearst Entertainment Distribution Division,
                                             Hearst Entertainment, Inc.

John R. Hearst, Jr.*                         Director

Stephen T. Hearst (7)                        Director; Vice President: San Francisco Realties Division, The Hearst
                                             Corporation.

William R. Hearst, III* (4)                  Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                             Vice President

George B. Irish                              Senior Vice President, Director; President: Hearst Newspapers
                                             Division, Hearst Communications, Inc.

Raymond E. Joslin                            Senior Vice President, Director; President: Hearst Entertainment and
                                             Syndication Group Administrative Division, Hearst Communications, Inc.

Jodie W. King                                Vice President, Secretary

Harvey L. Lipton* (2)                        Director

Richard P. Malloch                           Vice President; President: Hearst Business Media Group Administrative
                                             Division, Hearst Communications, Inc.

Terence G. Mansfield (5)(6)                  Director, Vice President; Managing Director: The National Magazine
                                             Company Limited

Gilbert C. Maurer* (2)                       Director

Mark F. Miller*                              Director, Vice President; Executive Vice President: Hearst Magazines
                                             Division, Hearst Communications, Inc.

Bruce L. Paisner                             Vice President; Executive Vice President: Hearst Entertainment and
                                             Syndication Group Administrative Division, Hearst Communications, Inc.

Raymond J. Petersen*                         Director; Executive Vice President: Hearst Magazines Division, Hearst
                                             Communications, Inc.

Virginia Hearst Randt*                       Director

Debra Shriver                                Vice President

Alfred C. Sikes                              Vice President; President: Hearst Interactive Media Division, Hearst
                                             Communications, Inc.

Jonathan E. Thackeray                        Vice President

-----------------------------------
(1)      888 Seventh Avenue
         New York, NY 10106


(2)      Self-employed, non-employed or retired


(3)      888 Seventh Avenue
         New York, NY 10019


(4)      2750 Sand Hill Road
         Menlo Park, CA 94025


(5)      U.K. Citizen


(6)      National Magazine House
         72 Broadwick Street
         London, England W1F 9EP

(7)      5 Third Street
         Suite 200
         San Francisco, CA 94103